Exhibit 99.1

TransAlta and SemCAMS Midstream Announce Agreement to Construct and Own a New Cogeneration Plant in Alberta

CALGARY, Oct. 1, 2019 /CNW/ - TransAlta Corporation (TransAlta) (TSX: TA)(NYSE: TAC) and SemCAMS Midstream ULC ("SemCAMS"), a subsidiary of SemGroup Corporation (NYSE:SEMG) announce today that they have entered into definitive agreements to develop, construct and operate a new cogeneration facility at the Kaybob South No. 3 sour gas processing plant. The Kaybob facility is strategically located in the Western Canadian Sedimentary Basin and accepts natural gas production out of the Montney and Duvernay formations. TransAlta will construct the cogeneration plant which will be jointly owned, operated and maintained with SemCAMS. The capital cost of the new cogeneration facility is expected to be approximately $105 million and the project is expected to deliver approximately $18 million in annual EBITDA. TransAlta will be responsible for all capital costs during construction and, subject to the satisfaction of certain conditions, SemCAMS will purchase a fifty percent (50%) interest in the new cogeneration facility as of the commercial operation date, which is targeted for late 2021.

The highly efficient cogeneration facility will have an installed capacity of 40 MW. All of the steam production and approximately half of the electricity output will be contracted to SemCAMS under a 13-year fixed price contract. The remaining electricity generation will be sold into the Alberta Power market by TransAlta. The agreement contemplates an automatic 7-year extension subject to certain termination rights. The development of the cogeneration facility at Kaybob South No. 3 will eliminate the need for traditional boilers and reduce annual carbon emissions of the operation by approximately 100,000 tonnes CO2e, which is equivalent to removing 20,000 vehicles off Alberta roads.

"We are very pleased to collaborate with SemCAMS on this project which will enhance their operational and energy efficiency through on-site cogeneration," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "This project represents an important addition to our on-site cogeneration business and we welcome SemCAMS as a valued new customer and partner."

"We are excited to partner with TransAlta on this highly strategic project which will enable SemCAMS to further reduce the annual carbon emissions from its facility while lowering operating expenses for the Kaybob 3 producers" said Dave Gosse, President of SemCAMS. "The cogeneration facility is an important addition to SemCAMS' growing midstream portfolio and furthers SemCAMS' focus on providing reliable, low-cost processing solutions to our customers."

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

About SemCAMS
SemCAMS Midstream ULC is a gathering and processing business that provides midstream solutions from the wellhead to the wholesale market place in Western Canada. As one of Alberta's largest licensed gas processors, SemCAMS Midstream owns and operates six gas processing plants located in the heart of the Western Canadian Sedimentary Basin with combined licensed capacity of approximately 2 billion cubic feet per day. Strategically positioned to accept production out of the Montney and Duvernay area, the assets include more than 700 miles of natural gas gathering and transportation pipelines as well as oil gathering and emulsion. SemCAMS Midstream is based in Calgary, Alberta and is a joint venture between SemGroup Corporation® (NYSE: SEMG) and KKR.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the development and construction of the cogeneration facility at the Kaybob South No. 3 sour gas processing plant; the construction and ownership of the cogeneration plant by TransAlta; construction costs being equal to approximately $105 million the delivery of approximately $18 million in annual EBITDA; the acquisition by SemCAMS of a 50% undivided interest in the cogeneration facility on the commercial operation date; the key terms of the definitive agreement and characteristics of the cogeneration plant, including having electricity generating capacity of 40 MW; a portion of the electricity generation being sold into the Alberta market on a merchant basis; the anticipated reduction in CO2e; the anticipated commercial operation date. These statements are based on TransAlta's and SemCAMS's beliefs and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the operation of the Kaybob South No. 3 sour gas processing plant; the Alberta energy-only market design; the current environmental and carbon regulations; and no significant changes to the labour market in Alberta. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: failure to obtain necessary regulatory approvals; delays in the construction of the generation facility; increased construction costs; legislative or regulatory developments, including as it pertains to carbon pricing; changes in economic and competitive conditions; changes in the demand and price for natural gas and electricity; and other risk factors contained in the TransAlta's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's and SemCAMS's expectations only as of the date of this news release. TransAlta and SemCAMS disclaim any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2019/01/c0087.html

%CIK: 0001144800

For further information: For more information from TransAlta: Investor Inquiries: Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com; For more information from SemCAMS: Investor Inquiries: Phone: 1-918-524-8081, Email: investor.relations@semgroup.com; Media Inquiries: Phone: 1-918-524-8560, Email: tdroege@semgroup.com

CO: TransAlta Corporation

CNW 16:30e 01-OCT-19